VIA FACSIMILE AND U.S. MAIL


September 1, 2005

Rustom Jilla
Chief Financial Officer
Ansell Limited
Level 3, 678 Victoria Street
Richmond, Victoria, 3121 Australia

	RE:	Form 20-F for Fiscal Year Ended June 30, 2004
      File No. 0-15850

Dear Mr. Jilla:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR FISCAL YEAR ENDED JUNE 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings. If your accounting under Australian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your
US GAAP reconciliation footnote.



Item 5 - Operating and Financial Review and Prospects

Results of Operations, page 19

2. You discuss the business reasons for changes between periods in your financial statement line items. However, in certain circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item if possible. Please quantify each business reason where practical. Please also disclose the impact of foreign currency fluctuations on your results, if material, as required by Item 5.A.3 of Form 20-F.

Contractual and Commercial Commitments, page 26

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt, planned funding of pension benefit obligations and estimated payments under your interest rate swaps and foreign currency contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 15 - Controls and Procedures, page 80

4. Please amend your Form 20-F for the year ended June 30, 2004 to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please also disclose any changes in your internal controls over financial reporting identified in connection with the evaluation of your controls and procedures. See Item 15 of Form 20-F.

Financial Statements

Note 36 - Environmental Matters, page 121

5. We remind you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In that case, you should either disclose the estimated additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Refer to Question 2 of SAB Topic 5:Y. Please also provide the additional disclosures called for by SAB Topic 5:Y.




Note 39 - Major Differences Between Australian GAAP and US GAAP -
Restated

Restatement of prior year US GAAP results, page 127

6. You indicate that the $25 million supply agreement revenue under
AGAAP in 2001 should have been recorded by SPT in 2002 as a capital contribution from Goodyear. Please tell us more about this restatement including how you determined this transaction resulted in an increase to your share of SPT`s losses in 2001 and a reduction in your share of
SPT`s losses in 2002. Please also provide supporting accounting literature for your conclusion.

(c) - Provisions, page 127

7. The provisions of EITF 94-3 have been nullified by SFAS 146. Please disclose and tell us whether the requirements of SFAS 146 create a difference between Australian GAAP and US GAAP as well as how these differences have been reflected in your reconciliation to US GAAP.

SOUTH PACIFIC TYRES FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE
30,
2004

General

8. Please address the comments above in your South Pacific Tyres financial statements as well.

Note 32 - Major differences between Australian GAAP and US GAAP

(r) Securitisation, page 179

9. You indicated that your securitisation program did not meet the criteria for off balance treatment. As a result, all eligible receivables that are transferred are treated as secured borrowings.
Please tell us how the cash flows related to these secured borrowings are reflected on your statement of cash flows. Specifically address whether the cash flows are reflected in cash flows from operating, investing, or financing activities and whether the cash receipts and payments are reflected on a gross basis. Please also tell us how your presentation of these amounts complies with SFAS 95.

10. Please disclose the amount of receivables at June 30, 2004 and 2003 that serve as collateral as required by paragraph 17(a)(2) of SFAS 140.




*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Nudrat Salik, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

						Sincerely,



								Rufus Decker
      							Accounting Branch Chief

??

??

??

??

Mr. Rustom Jilla
September 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE